JOEL BERNSTEIN
                          Attorney and Counselor-at-Law

Suite 104                                                           305-858-7300
2666 Tigertail Avenue                                          Fax: 786-513-8522
Miami, Florida 33133                                           Jberns@jberns.com


October 11, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Southern Sauce Company, Inc.
         Registration Statement on Form SB-2
         Amendment No. 4
         File No. 333-125268

Greetings:

We have filed Amendment No. 4 to the above-referenced registration statement on Form SB-2 reflecting changes in response to the staff's comment letter dated October 11, 2005 concerning Amendment No. 3. The following sets forth how we have responded to each such comment in Amendment No. 4 utilizing the same numbering system as set forth in your comment letter dated October 11, 2005.

DILUTION

1. We have corrected the Dilution table to reflect the net tangible book value of $17,239 as of June 30, 2005 and pro forma. This correction did not result in a change in the per share amounts.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

2. We have updated the security ownership table to October 1, 2005. This update did not result in any changes in disclosures set forth in the table.

ADDITIONAL INFORMATION

3. We have reflected the new address of the Public Reference Room in this amendment.

Please let me have any further comments on the registration statement at your earliest convenience.

                                       Yours very truly,


                                       Joel Bernstein